Exhibit (c)(11)

Deutsche Bank Corporate & Investment Bank CONFIDENTIAL Project Pine Special Committee Discussion February 26, 2018 Deutsche Bank Securities Inc., a subsidiary of Deutsche Bank AG, conducts investment banking and securities activities in the United States.

Process Update 1. Revised offer communicated by the Buyer Group 2. Key information requests submitted to the Company a) Downside case (a scenario reflecting the consequences of a delayed 10-K filing resulting in an A. M. Best downgrade A to A-) b) Draft consolidated financials and draft 10-K c) Back-up plan d) Presentation / talking points for the A.M. Best discussion on Feb 26th, 2018 3. Discussions with the Company’s IR communications team a) Potential implications of delay in 10-K filing and ratings downgrade b) Contingency plans c) Tecmo update 4. A.M. Best discussion scheduled for today (Feb 26th, 2018) Deutsche Bank 1 Corporate & Investment Bank

Pine situation update 1. Year-end audit timing 2. Regulatory correspondence 3. A.M. Best 4. Investor updates 5. Tecmo transaction closing considerations 6. Business outlook Deutsche Bank Source: Pine Management 2 Corporate & Investment Bank

Timeline of events related to Pine financial projections

Mid to late 2017	– Financial planning process redesigned to be more robust since CFO took over in mid-2017 – Budgets were prepared with more involvement from business units than in prior years, culminating in the November meeting of business executives – Individual business unit budgets were rolled up into a consolidated set of projections, after normalization for past performance of each unit – Several layers of review and approvals; finally signed off by the Pine CFO and CEO
December 20th, 2017	– Projections accelerated and finalized with help from Bank of America Merrill Lynch (BAML) in light of the discussions with potentially interested parties – These projections subsequently shared with Stone Point Capital and other potentially interested parties
January 9th, 2018	– Public announcement of proposed offer of $12.25 by Stone Point and the Zyskind / Karfunkel Family
January 24th, 2018	– "Case 1" projections provided by Pine Management to Special Committee – Largely consistent with December 20th, 2017 projections with several adjustments, including reflecting tax reform legislation with a lower projected corporate tax rate, reflecting recent transactions, and some operating adjustments reflecting an updated Q4 outlook
January 31st, 2018	– "Case 2" projections provided by Pine Management to Special Committee – Represents a somewhat more challenging operating environment, reflecting the reputational and business pressures faced by AmTrust, slower growth, more conservative projected underwriting assumptions reflecting recent loss reserve activity, and a more conservative balance sheet in light of rating agency concerns
February 1st, 2018	– Special Committee interview with Pine CEO and CFO regarding Case 1 and Case 2
February 6th, 2018	– Case 2 projections provided to the Buyer group
February 8th, 2018	– Special Committee rejects initial proposal of $12.25
February 15th, 2018	– Buyer group increases offer to $12.90
February 16th, 2018	– Pine Management confirms to the Special Committee that Case 2 is their best estimate of the financial outlook for the Company
February 18th, 2018	– Special Committee interviews Pine CFO and Deputy CFO regarding Case 2
February 21st, 2018	– Special Committee interviews co-chief investment officer, leaders of key businesses, chief and pricing actuaries on their view of business / financial outlook in order to develop a view on key assumptions for the DRAFT Special Committee Case
February 21st, 2018	– Special Committee instructs Pine Management to develop an additional set of financial projections based on assumptions provided by the Special Committee ("DRAFT Special Committee Case")
February 23rd, 2018	– Buyer group communicates "best and final" offer of $13.00 per share
February 25th, 2018	– Special Committee instructs Pine Management to develop an additional set of financial projections reflecting consequences of a delayed 10-k filing and a potential ratings downgrade by A.M. Best
February 26th, 2018	– Pine Management has a meeting scheduled with A.M. Best

Source: Pine Management

Deutsche Bank
Corporate & Investment Bank
3

Dividend discount model valuation summary DDM illustrative range Sensitivity analysis Low High Terminal P/E multiple 6.0x 7.0x 8.0x 9.0x 10.0x 12.0% $11.92 $13.30 $14.68 $16.05 $17.43 Case 1 $10.67 $17.43 13.0% 11.58 12.91 14.25 15.58 16.91 14.0% 11.27 12.55 13.84 15.12 16.41 Cost of equity 15.0% 10.96 12.20 13.44 14.68 15.93 16.0% 10.67 11.87 13.07 14.27 15.46 Terminal P/E multiple 6.0x 7.0x 8.0x 9.0x 10.0x 12.0% $7.94 $8.70 $9.46 $10.23 $10.99 13.0% 7.74 8.48 9.21 9.95 10.69 Case 2 $7.20 $10.99 Cost of equity 14.0% 7.55 8.26 8.97 9.69 10.40 15.0% 7.37 8.06 8.74 9.43 10.12 16.0% 7.20 7.86 8.52 9.19 9.85 Terminal P/E multiple 6.0x 7.0x 8.0x 9.0x 10.0x 12.0% $10.34 $11.51 $12.63 $13.76 $14.88 DRAFT Special 13.0% 10.10 11.19 12.27 13.36 14.44 $9.34 $14.88 Committee Case Cost of equity 14.0% 9.84 10.88 11.93 12.98 14.03 15.0% 9.58 10.59 11.60 12.62 13.63 16.0% 9.34 10.31 11.29 12.27 13.24 Deutsche Bank Source: Pine projections (Case 1 and Case 2) are prepared by Pine Management. Pine projections (DRAFT Special Committee Case) prepared at the direction of the Special 4 Corporate & Investment Bank Committee by Pine Management with assumptions provided by Special Committee. All projections are pro-forma for sale of Tecmo; FY 2017 pending KPMG audit Note: Valuation is as of YE 2017 assuming mid-year discounting.

Precedent premiums paid analysis Benchmarking Pine’s current offer of $13.00 per share % bump (final offer price / initial offer price) 34.3% 25.0% 20.7% 14.8% 12.1% 11.4% 10.7% 10.4% 8.3% Median: 11.1% 6.1% 4.3% 0.0% 0.0% First Alfa Corp. CNA Surety Hartford Life Odyssey Re 21st Century Nationwide AXA Financial National Pine Great Northbridge Wesco Advantage Financial Interstate American Financial Services Financial Final offer premium to 90-day VWAP 51.0% 47.2% 41.8% 41.3% 34.9% 30.8% 30.3% 29.8% Median: 30.8% 21.5% 17.9% 14.5% 9.3% n/a CNA Surety Odyssey Re AXA Financial First Northbridge Alfa Corp. 21st Century National Nationwide Pine Wesco Great Hartford Life Advantage Interstate Financial Financial American Services Financial Final offer premium to 1-day prior 48.0% 44.7% 43.7% 37.9% 32.6% 29.8% 28.3% 28.1% Median: 29.1% 21.0% 18.6% 13.0% 13.0% 9.0% First Alfa Corp. National CNA Surety 21st Century Odyssey Re Nationwide Pine Northbridge Wesco AXA Financial Great Hartford Life Advantage Interstate Financial Financial American Services Financial Deutsche Bank Source: FactSet, Company filings 5 Corporate & Investment Bank

Deutsche Bank Corporate & Investment Bank Appendix I Precedent insurance minority squeeze-out case studies

Case studies of select insurance precedent minority squeeze-outs (1/2)

	American Financial Group / National Interstate (49% acquired)	CNA Financial / CNA Surety (38% acquired)	First American / First Advantage (26% acquired)
Timeline			
Total time (1st offer to agreement)	~4.5 months	~5.5 months	~3.5 months
Offer to preliminary response	~3 months	~3 months	~1.5 months
2nd offer	~3 weeks	~6 weeks	~1.5 weeks
3rd offer	~1.5 weeks	~4 weeks	~ 2.5 weeks
Final offer	~2 weeks	1 day	~ 2.5 weeks
Final offer to signing	5 days	5 days	4 days
Bumps			
# of bumps	3	3	3
Final offer premium to initial	8.3%	20.7%	7.9% (based on exchange ratio) / 34.3% (based on stock price appreciation)
Final offer premium to 1-day / 1-week / 1-month / 90-day VWAP	43.7% / 45.0% / 39.5% / 29.8%	37.9% / 38.7% / 48.2% / 50.9%	48.0% / 67.8% / 39.9% / 41.3%
Negotiation			
1st offer	– $30.00 per share, 32.7% premium, 1.7x P/BV, 26x LTM P/E	– $22.00 per share, 14% premium / 13% to 52-week high / 24% to 1m / 31% to 3m, 1.17x P/TBV	– 0.5375 fixed exchange ratio ($14.04 per share at time of offer), 10.2% premium
1st response	– Written presentation by MS to AFG; valuation ranges indicated but no counter proposed	– Rejected stating proposal "substantially undervalued" the Company	– Inadequate offer; would consider a revised offer
2nd offer	– $30.75 per share (2.5% increase)	– Buyer indicated $25.00 per share is fair value; however Board would consider $25.20 as that was the trading price (14.5% increase)	– 0.55 fixed exchange ratio ($17.38 at time of offer, 2.3% increase in exchange ratio)
2nd response	– SC rejected offer stating it was inadequate and not in the best interest of public shareholders	– SC would support 1.2x P/BV or $27.79 per share; but would be constructive	– Counter-offer of $23.00 per share in cash or fixed value mechanism
3rd offer	– $32.00 per share "best and final" offer; 41.5% premium	– CNA indicate they would be willing to recommend $26.20	– 0.57 fixed exchange ratio ($17.76 per share at time of offer)
3rd response	– $32.00 per share unlikely to receive unanimous support whereas $32.50 would	– SC would support $27.00	– $20.00 per share with downside protection; subsequently reduced ask to 0.5850 fixed exchange ratio (19.64 per share)
Final offer	– Added a $0.50 special dividend per share in addition to the $32.00 communicated earlier	– Agreement at $26.55	– Agreement at 0.58 exchange ratio

Source: Company filings

Deutsche Bank
Corporate & Investment Bank

6

Case studies of select insurance precedent minority squeeze-outs (2/2)

	Nationwide Mutual / Nationwide Financial Services (33% acquired)	Alfa Mutual / Alfa Corp (46% acquired)	AIG / 21st Century Insurance[a] (39% acquired)
Timeline			
Total time (1st offer to agreement)	~5 months	~3.5 months	~3.5 months[a]
Offer to preliminary response	~2.5 months	~2 months	~2 weeks
2nd offer	~1 month	~2 weeks	~1 month
3rd offer	~ 2.5 weeks	~2 weeks	~ 1 month
4th offer	N/A	5 days	N/A
Final offer	~ 2 weeks	10 days	~1 month
Final offer to signing	12 days	1 day	1 day
Bumps			
# of bumps	3	4	3
Final offer premium to initial	10.7%	25.0%	11.4%
Final offer premium to 1-day / 1-week / 1-month / 90-day VWAP	28.3% / 17.9% / 18.9% / 21.5%	44.7% / 40.6% / 29.8% / 30.8%	32.6% / 31.2% / 24.9% / 30.3%
Negotiation			
1st offer	– $47.20 per share, 15.9% premium, 11.4% to 1m average	– $17.60 per share, 15.8% premium, 1.7x P/BV (ex. AOCI)	– $19.75 per share, 19% premium, 25.5% to 12m avg, 19.6x NTM P/E
1st response	– $47.20 doesn't represent a realistic starting point for negotiations; low 60s may be acceptable	– Counter offer of $24.00 per share (after negotiating a deletion of a provision related to A.M. Best downgrade)	– $26.00 per share counterproposal, based on revised projections and view of cost synergies
2nd offer	– $50.65 per share (7.3% increase)	– $18.75 per share (6.5% increase)	– Would potentially increase $19.75 per share by 5%
2nd response	– SC would be willing to consider a transaction at $56.00 per share	– SC maintained $18.75 was not a price at which it would propose a new counter-offer and maintained its previous counter of $24.00 per share	– $23.00 per share with AIG stock as consideration or $24.00 per share in stock
3rd offer	– May be willing to consider as high as $51.00 per share	– $20.00 per share	– $21.25 per share with no majority of minority condition
3rd response	– $52.50 with majority of minority condition or $53.50 without it	– $23.00 per share	– $22.00 per share with minimum fixed amount of dividends
4th offer	– N/A	– $20.75 per share without majority of minority condition	– N/A
4th response	– N/A	– $22.00 per share with majority of minority condition	– N/A
Final offer	– Agreement at $52.25 per share without majority of minority condition	– $22.00 per share without majority of minority condition agreed	– $22.00 per share with pro rata dividend until closing agreed

(a) AIG and 21st Century had been in discussions on the topic since July, 2006. AIG decided to go public with the offer in Jan, 2007 when they couldn't agree on valuation with the SC.

Source: Company filings

Deutsche Bank
Corporate & Investment Bank

7

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